UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2021 (August 6, 2021)

NavSight Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39493	85-1276957
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12020 Sunrise Valley Drive, Suite 100

Reston, Virginia 20191

(Address of principal executive offices, including ZIP code)

(571) 500-2236

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half of one Warrant	NSH.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSH	The New York Stock Exchange
Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	NSH.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events

On May 14, 2021, NavSight Holdings, Inc., a Delaware corporation (“NavSight” or the “Company”), filed a registration statement on Form S-4 (File No. 333-256112) (as amended, the “Registration Statement”) with the Securities and Exchange commission (the “SEC”) in connection with the proposed merger of NavSight Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NavSight (“Merger Sub”) with and into Spire Global, Inc., a Delaware corporation (“Spire,” and such merger, the “Merger”), with Spire surviving the Merger as a wholly owned subsidiary of NavSight, pursuant to the terms of the Business Combination Agreement, dated as of February 28, 2021 (the “Business Combination Agreement”), by and among NavSight, Merger Sub, Spire and certain of Spire’s stockholders (the “Founders”) (the Merger and the other transactions contemplated by the Business Combination Agreement are collectively herein referred to as the “Business Combination”). In connection with the Business Combination, NavSight will change its name to “Spire Global, Inc.”

On July 22, 2021, the Registration Statement was declared effective by the SEC and NavSight filed a definitive proxy statement/prospectus/information statement (the “Proxy Statement/Prospectus/Information Statement”) relating to the special meeting of stockholders of NavSight scheduled to be held at 10:00 a.m. Eastern time on August 13, 2021 (the “Special Meeting”) to, among other things, obtain the approvals required for the Business Combination and the other transactions and ancillary agreements contemplated by the Business Combination Agreement. The closing of the Business Combination is expected to take place on August 16, 2021 (the “Closing”).

Exchange Ratios

The Company has determined the final Per Share Closing Consideration, Option Exchange Ratio, and Per Share Earnout Consideration, as of the Closing, to be 1.7058, 1.8282, and 0.1236, respectively.

Demand Letters

Since the initial filing of the Registration Statement, NavSight has received two letters on behalf of putative stockholders alleging that the Registration Statement is false and misleading and/or omits material information concerning the Business Combination in violation of the federal securities laws and/or state law fiduciary duties (the “Stockholder Demands”). NavSight believes these claims in the Stockholder Demands are without merit.

Amendment to FP Credit Agreement

On August 6, 2021, Spire entered into a Second Amendment to Loan and Security Agreement (the “Amendment”) with the subsidiary guarantors party thereto, the lenders party thereto and FP Credit Partners, L.P. (the “Agent”) to amend Spire’s existing Loan and Security Agreement, dated as of April 15, 2021, as amended by that certain First Amendment to Loan and Security Agreement, dated as of May 17, 2021 (as amended, the “Loan Agreement”). Pursuant to the Amendment, the accrued and unpaid interest that was due on June 30, 2021 is paid-in-kind and added to the outstanding principal amount of the existing term loan. The Amendment also waives non-compliance resulting from Spire’s failure to deliver written notice to the lenders of its election to have the accrued and unpaid interest added to the outstanding principal amount of the existing term loan. As of August 6, 2021, the outstanding principal amount of the term loan was $71,345,103.09.

In addition, the Amendment reinstates the lenders’ right to convert $17,500,000 of contractual return, less the amount of the interest paid-in-kind, in connection with the Business Combination, which conversion right had previously expired. As a result, the lenders will receive 873,942 shares of Spire’s common stock immediately prior to the Closing.

Additional details of the Loan Agreement were previously disclosed in the Proxy Statement/Prospectus/Information Statement, 2021, and are incorporated herein by reference.

The foregoing description of the amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Preliminary Results and Updated Guidance

As previously reported, on July 29, 2021, NavSight and Spire issued a joint press release announcing Spire’s preliminary financial results for the six months ended June 30, 2021 and provided updated guidance for its financial results for the year ending December 31, 2021.

Supplement to Proxy Statement

The Proxy Statement/Prospectus/Information Statement is amended and supplemented by the information set forth in this Current Report on Form 8-K (“Form 8-K”), which should be read as part of, and in conjunction with, the information contained in the Proxy Statement/Prospectus/Information Statement, which is available at http://www.sec.gov, along with periodic reports and other information that NavSight has filed and will file with the SEC. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus/Information Statement remains unchanged.

This Form 8-K and the disclosure provided herein does not affect the Business Combination or the timing of the Special Meeting. The Company’s board of directors continues to recommend that Company stockholders vote “FOR” the proposal to approve the Business Combination Agreement and “FOR” the other proposals being considered at the special meeting.

SUPPLEMENT TO THE PROXY STATEMENT

This supplemental information should be read in conjunction with the Proxy Statement/Prospectus/Information Statement, which should be read in its entirety. Page references in the below disclosures are to pages in the Proxy Statement/Prospectus/Information Statement, and defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus/Information Statement. Paragraph references used herein refer to the Proxy Statement/Prospectus/Information Statement before any additions or deletions resulting from the supplemental disclosure. Underlined text shows text being added to a referenced disclosure in the Proxy Statement/Prospectus/Information Statement. To the extent the following information differs from or conflicts with the information contained in the Proxy Statement/Prospectus/Information Statement, the information set forth below shall be deemed to supersede the respective information in the Proxy Statement/Prospectus/Information Statement. NavSight denies any alleged violations of law or any legal or equitable duty.

I.	Recent Developments

The following section should be inserted directly following the section titled “Trademarks” on page i:

RECENT DEVELOPMENTS

Amendment of FP Credit Agreement

On August 6, 2021, Spire entered into a Second Amendment to Loan and Security Agreement (the “Amendment”) with the subsidiary guarantors party thereto, the lenders party thereto and FP to amend the FP Credit Agreement. Pursuant to the Amendment, the accrued and unpaid interest that was due on June 30, 2021 is paid-in-kind and added to the outstanding principal amount of the existing term loan. The Amendment also waives non-compliance resulting from Spire’s failure to deliver written notice to the lenders of its election to have the accrued and unpaid interest added to the outstanding principal amount of the existing term loan. As of August 6, 2021, the outstanding principal amount of the term loan was $71,345,103.09.

In addition, the Amendment reinstates the lenders’ right to convert $17,500,000 of contractual return, less the amount of the interest paid-in-kind, in connection with the Business Combination, which conversion right had previously expired. As a result, the lenders will receive 873,942 shares of Spire’s common stock immediately prior to the closing of the Business Combination.

Preliminary Results and Updated Guidance

Spire Global, Inc.’s preliminary financial results for the six months ended June 30, 2021 and updated guidance for the year ending December 31, 2021 are set forth below.

Six Months Ended June 30, 2021 Preliminary Results:

•

Revenue was in the range of $18.6 million and $19.0 million, an increase of between 33% and 35% from the six months ended June 30, 2020. Revenue growth for the six months ended June 30, 2020 included a one-time historical data purchase of $2.3 million that did not recur in the six months ended June 30, 2021.

•	Gross profit was in the range of $11.2 million and $12.0 million, an increase of between 30% and 39% from the six months ended June 30, 2020.

•

Net loss was in the range of $47.5 million and $46.6 million, an increase of between 223% and 217% from the six months ended June 30, 2020. As Spire prepares to go public and is executing on closing the Business Combination, there are significant one-time and recurring expenses negatively impacting the financials. Impact on six months ended June 30, 2021 operating loss was approximately $4.0 million. In addition, net loss was impacted by approximately $5.3 million associated with one-time charges from the settlement of certain debt obligations.

•	EBITDA was in the range of negative $37.7million and negative $36.8 million, an increase of between 315% and 306% from the six months ended June 30, 2020.

•	Adjusted EBITDA was in the range of negative $16.2 million and negative $15.3 million, an increase of between 110% and 99% from the six months ended June 30, 2020.

•	ARR was approximately $36.6 million as of June 30, 2021, an increase of 37% from ARR as of June 30, 2020.

•	There were approximately 202 ARR Solution Customers under contract as of June 30, 2021, an increase of 73% from the number of ARR Solution Customers under contract as of June 30, 2020.

The table below provides a reconciliation of Spire’s preliminary estimate for net loss to EBITDA and from EBITDA to Adjusted EBITDA.

	Fiscal Quarter
	Six Months Ended June 30, 2021
(in millions)	Low Range	High Range
Net Loss	$(47.5)	$(46.6)
Depreciation and amortization	3.6	3.3
Net Interest	5.7	5.7
Taxes	0.8	0.5

EBITDA	(37.7)	(36.8)

Loss on satellite deorbit and launch failure(1)	0.0	0.0
Change in fair value of warrant liabilities	10.3	10.1
Other expense (income), net(2)	(1.4)	(1.6)
Stock-based compensation(3)	4.6	4.5
Mergers and acquisition related expenses(4)	2.7	2.5
Other unusual one-time costs(5)	5.4	6.1

Adjusted EBITDA	$(16.2)	$(15.3)

(1)	Represents loss on satellite deorbit and launch failure. Absent the recognized loss, there would have been depreciation that would have also been excluded as part of the EBITDA calculation.
(2)	Other income, net consists primarily of tax credits, grant income, the impact of foreign exchange gains and losses and sales and local taxes.
(3)	Represents non-cash expenses related to our incentive compensation program.
(4)	Includes merger and acquisition-related costs associated with the Business Combination.
(5)	Includes other IPO market assessment expenses and Eastward Capital and European Investment Bank debt settlement charges.

The selected, estimated preliminary financial results set forth are unaudited and should be considered preliminary and subject to change. Spire has provided an estimate for the selected, preliminary results described above as Spire’s final results remain subject to the completion of its closing procedures, final adjustments, developments that may arise between now and the time the financial results are finalized, and management’s and the audit committee’s final reviews. Accordingly, you should not place undue reliance on this preliminary data, which may differ materially from the final results. These preliminary results should not be viewed as a substitute for Spire’s full financial statements for the six months ended June 30, 2021 prepared in accordance with GAAP. In addition, they are not necessarily indicative of the results to be achieved in any future period. These preliminary results have been prepared by and are the responsibility of management. This preliminary financial data included in this announcement has been prepared by, and is the responsibility of, Spire’s management. Neither Spire’s independent registered public accounting firm nor any other independent registered public accounting firm has audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, neither Spire’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed an opinion or any other form of assurance with respect thereto. Spire plans to report its full results for the six months ended June 30, 2021 pursuant to an 8-K to be filed with the SEC following the closing of the Business Combination.

Financial Outlook:

In light of Spire’s preliminary financial results for the six months ended June 30, 2021, Spire is updating its guidance for the fiscal year ending December 31, 2021 provided in the analyst day presentation made on June 4, 2021 and filed with the SEC. Spire is lowering its anticipated revenue primarily due to certain project-based revenue contracts experiencing delays related to customers or third-party launch providers, along with delays in the anticipated closing of several large new customer contracts. Spire expects that this lower expected revenue will also increase its net loss, and decrease its EBITDA and Adjusted EBITDA for the fiscal year ending December 31, 2021.

Spire is providing guidance for its fiscal year ending December 31, 2021 as follows (numbers excludes any potential inorganic activity):

•

Revenue of between $40.0 million and $42.0 million, an increase of between 40% and 47% from the twelve months ended December 31, 2020, updated from the previously disclosed projected revenue of $54 million.

•

Non-GAAP gross profit of between $24.5 million and $27.1 million, an increase of between 35% and 49% from the twelve months ended December 31, 2020, updated from the previously disclosed projected gross profit of $35 million.

•

Non-GAAP operating loss of between $48.5 million and $44.4 million, an increase of between 86% and 71% from the twelve months ended December 31, 2020, updated from the previously disclosed projected operating loss of $31 million.

•

EBITDA of between negative $63.8 million and negative $59.8 million, an increase of between 195% and 177% from the twelve months ended December 31, 2020, updated from the previously disclosed projected EBITDA of negative $25 million.

•

Adjusted EBITDA of between negative $37.8 million and negative $33.8 million, an increase of between 114% and 92% from the twelve months ended December 31, 2020, updated from the previously disclosed projected Adjusted EBITDA of negative $19 million.

•

ARR of between $48.4 million and $52.0 million as of December 31, 2021, an increase of between 34% and 44% from ARR as of December 31, 2020, updated from the previously disclosed projected ARR of $70 million.

•

ARR Solution Customers under contract of between 240 and 252 at December 31, 2021, an increase of between 56% and 64% from ARR Solution Customers under contract as of December 31, 2020, updated from the previously disclosed projected range of ARR Solution Customers of 258 to 286.

•	The guidance does not include any forecasted impact due to foreign exchange fluctuations.

Spire’s actual results could be significantly impacted by any merger or acquisition related activity, new customer wins, customer renewals and customer non-renewals, contract increases from existing customers, contract decreases from existing customers, the timing of revenue recognition as well as unexpected IPO or public company expenses. Spire’s ending ARR as of December 31, 2021 may have an impact on the previously projected outlook for fiscal 2022.

A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis without unreasonable effort due to the uncertainty of expenses that may be incurred in the future, although it is important to note that these factors could be material to Spire’s results computed in accordance with GAAP.

Spire is unable to determine the impact on its projected results for fiscal years 2022 through 2025 at this time; however, Spire does not believe that project-based revenue contracts experiencing delays relates to customers or third-party launch providers, and delays in the anticipated closing of several large new customer contracts will have a material impact on Spire’s longer-term projected results. Despite these delays, Spire has seen its overall pipeline continue to grow consistently each quarter versus the previous quarter end.

II: Stockholder Demands

Without admitting in any way that the disclosures below are material or otherwise required by law, NavSight makes the following amended and supplemental disclosures solely for the purpose of mooting the Stockholder Demands.

The section of the Proxy Statement/Prospectus/Information Statement entitled “BCA PROPOSAL – Background to the Business combination” is hereby amended and supplemented as follows:

The following is added at the end of the carryover paragraph on page 115 of the Proxy Statement/Prospectus/Information Statement:

See “NAVSIGHT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Contractual Obligations” for more information.” Credit Suisse did not perform any services for Spire, and has not received any compensation from Spire, in the two-year period preceding the date that NavSight and Spire entered into the Business Combination Agreement.

The second full paragraph on page 116 of the Proxy Statement/Prospectus/Information Statement is amended and restated in its entirety as follows:

The Spire Board regularly evaluates and engages in discussions with third parties regarding various strategic alternatives for Spire, including debt financing, equity financing, and other capital raising transactions to fund operations and growth initiatives (including through acquisitions and product and geographic expansions), an initial public offering of Spire in the United States or outside the United States, or minority investments in Spire by financial or strategic investors, and a potential business combination with a special purpose acquisition company (“SPAC”), or similar entity formed for the purposes of effecting a business combination transaction. In the fall of 2020, the Spire Board reviewed multiple potential strategic alternatives in light of Spire’s financing plans and anticipated capital needs given Spire’s desire to invest in expanding Spire’s sales and research and development organizations, improving Spire’s nanosatellite, ground station, and data analytics technologies and expansion of Spire’s platform to address additional industries. The Spire Board ultimately determined to explore a potential business combination with a SPAC, as it could provide Spire with financing to fund operations and growth initiatives and provide enhanced access to capital and liquidity for Spire’s stockholders as a publicly listed company. The Spire Board determined that obtaining financing through a potential business combination with a SPAC could offer greater execution certainty and efficiencies relative to an initial public offering and could better meet Spire Stockholders’ liquidity objectives relative to private financing transactions. Spire engaged BofA Securities as financial advisor to help Spire assess SPAC partners, potentially solicit interest from other SPAC partners if necessary, and analyze and negotiate any inbound proposals from SPACs with respect to a transaction, including NavSight (as described below) for which BofA Securities will be entitled to compensation of approximately $11 million contingent on the closing of the Business Combination. Other than serving as financial advisor as described above, BofA Securities did not perform any services for Spire, and has not received any compensation from Spire in the two-year period preceding the date that NavSight and Spire entered into the Business Combination Agreement. BofA Securities or one of its affiliates also provides custodian services for NavSight’s trust account for which NavSight has paid or expects to pay compensation of less than $25,000 in the aggregate. Other than serving as a placement agent for NavSight in connection with the PIPE Investment and providing custodian services for the trust account, BofA Securities has not received any compensation from NavSight, in the 2 year-period preceding the date that NavSight and Spire entered into the Business Combination Agreement. The Spire Board evaluated a number of proposals from NavSight and other third parties and determined to proceed with negotiations with respect to a business combination with NavSight based on a variety of factors, including the proposed consideration, amount of funding, execution risk, relevant industry experience, and terms of exclusivity obligations.

The last partial paragraph beginning on page 117 of the Proxy Statement/Prospectus/Information Statement is amended and restated in its entirety as follows:

On December 23, 2020, Messrs. Platzer, Coleman and Pearlstein held a teleconference to review Spire’s responses to NavSight’s initial due diligence request list, and to discuss an outline of some of the important terms to be included in a non-binding letter of intent. Messrs. Platzer, Coleman, and Pearlstein discussed numerous transaction details, including exclusivity provisions, enterprise value, cash consideration, stock consideration, unvested options treatment, the post-business combination board membership and the number of NavSight directors that would continue on the post-business combination, the size of a potential PIPE Investment, and the timing of the transaction. Following this discussion, Mr. Pearlstein sent Mr. Platzer a non-binding letter of intent, placing an enterprise value of $900 million for Spire and proposing that two NavSight directors would continue on the post-combination board. The $900 million enterprise value proposed by NavSight was determined based upon 2.1x Spire’s fiscal year 2024 projected revenues, which represented a discount of approximately 30% to the average multiple of fiscal year 2024 projected revenues for ten recently announced SPAC transactions in the technology, software and aerospace sectors.

The first full paragraph on page 118 of the Proxy Statement/Prospectus/Information Statement is amended and restated in its entirety as follows:

On December 28, 2020, Messrs. Platzer, Coleman and Pearlstein held a teleconference to discuss the proposed non-binding letter of intent. Mr. Platzer requested that NavSight make changes to the post-business combination board membership so that only one NavSight director would be included in the membership of the post-business combination board, increase the size of the potential PIPE Investment, reduce the proportion of cash consideration, and raise the proportion of stock consideration. Additionally, Mr. Platzer asked that NavSight consider an overall increase in the enterprise value and include incentive earnout shares that would be triggered at certain stock prices. At the conclusion of the discussion, the parties agreed to jointly move forward with (i) completing additional due diligence, (ii) preparing of an investor presentation, (iii) holding an organizational call with Credit Suisse, and (iv) working toward the negotiation and signing of a non-bonding letter of intent, which would include an increase in the enterprise value of Spire.

The following is added at the end of the tenth full paragraph on page 131 of the Proxy Statement/Prospectus/Information Statement:

The February 2 LOI (as defined in the Proxy Statement/Prospectus/Information Statement) provided that Mr. Pearlstein would be the sole member of the Board to continue on the post-business combination board.

The last partial paragraph beginning on page 272 of the Proxy Statement/Prospectus/Information Statement is amended and restated in its entirety as follows:

With respect to the Transaction Multiple Comparable Methodology, NavSight management, with the assistance of Credit Suisse USA, LLC, selected ten recently announced SPAC business combinations in the technology, software, and aerospace sectors that NavSight’s management determined were relevant comparable companies (understanding that each selected company was not necessarily a direct competitor of Spire). Each comparable company selected by NavSight’s management had business models, go-to-market strategies, forecasted margins, and forecasted growth rates similar to Spire’s, as determined by NavSight’s management. While these companies may have had certain characteristics that were similar to those of Spire, the NavSight Board recognized that no company was identical in nature to Spire. The ten comparable companies selected by NavSight and included in the Transaction Multiple Comparable Methodology analysis were Aeva Technologies, Inc., Blade Air Mobility, Inc., indie Semiconductor, Inc., Innoviz Technologies Ltd., Luminar Technologies, Inc., Momentus, Inc., Ouster, Inc., Velodyne Lidar, Inc., Virgin Galactic Holdings, Inc., WM Holding Company, LLC (collectively, the SPAC business combination targets, and the “Transaction Multiple Methodology Comparable” companies). NavSight management then reviewed with the NavSight Board, among other things, Spire’s proposed pro forma enterprise value as a multiple of estimated revenue for 2021 through 2024 as compared to the Transaction Multiple Comparable Methodology companies selected by NavSight.

The section of the Proxy Statement/Prospectus/Information Statement entitled “BCA PROPOSAL – Certain Engagements in Connection with the Business Combination and Related Transactions” is hereby amended and supplemented as follows:

The following is added at the end of the third full paragraph on page 131 of the Proxy Statement/Prospectus/Information Statement:

See “NAVSIGHT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Contractual Obligations” for more information.

The section of the Proxy Statement/Prospectus/Information Statement entitled “CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS – NavSight Holdings, Inc.” is hereby amended and supplemented as follows:

The last partial paragraph beginning on page 272 of the Proxy Statement/Prospectus/Information Statement is amended and restated in its entirety as follows:

In connection with the PIPE Investment, NavSight engaged Credit Suisse as lead placement agent and BofA Securities as a placement agent. In connection with performing services as lead placement agent and placement agent, respectively, Credit Suisse and BofA Securities will receive fees and expense reimbursements customary for a PIPE transaction (subject to the terms and conditions of their engagement letters with NavSight). See “NAVSIGHT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Contractual Obligations” for more information. BofA Securities previously had been hired as a financial advisor to advise Spire in connection with the proposed business combination and is expected to receive compensation as described in the Background to Business Combination. Except in respect of the PIPE Investment, BofA Securities did not provide any advice to NavSight in connection with the Business Combination, including, but not limited to, regarding the valuation of Spire or the terms of the business combination with Spire. Prior to accepting its engagement as placement agent, BofA Securities entered into letter agreements with each of NavSight and Spire pursuant to which each of NavSight and Spire consented to BofA Securities’ dual roles as financial advisor to Spire in connection with the proposed business combination and as a placement agent to NavSight in connection with the PIPE Investment, and waived any claims it may have based on any actual or potential conflicts in connection with such dual roles. In addition, BofA Securities and its affiliates may provide investment banking and other financial services to NavSight, Spire and their respective affiliates in the future, for which they would expect customary compensation.

The section of the Proxy Statement/Prospectus/Information Statement entitled “NAVSIGHT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Contractual Obligations.” is hereby amended and supplemented as follows:

The third full paragraph on page 206 of the Proxy Statement/Prospectus/Information Statement is amended and restated in its entirety as follows:

Credit Suisse is entitled to: (i) $8,050,000 in deferred underwriting compensation as compensation for its acting as an underwriter in the Initial Public Offering and (ii) $4,935,000 as a placement agent’s fee in connection with the PIPE Investment; such entitlement in each case will only accrue if a business combination is consummated. BofA Securities is entitled to $2,115,000 as a placement agent’s fee in connection with the PIPE Investment that will only accrue if a business combination is consummated.

Additional Information and Where to Find It

In connection with the Special Meeting, investors and security holders and other interested parties are urged to read the Proxy Statement/Prospectus/Information Statement, any amendments thereto and any other documents filed or that will be filed with the SEC carefully and in their entirety as they become available because they will contain important information about NavSight, Spire and the proposed Business Combination (“Proposed Transaction”). Investors and security holders may obtain free copies of the Proxy Statement/Prospectus/Information Statement and other documents filed with the SEC by NavSight (when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Prospectus and other relevant materials filed or that will be filed with the SEC regarding the Proposed Transaction as they become available. Stockholders, potential investors and other interested persons should read the Prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

The information in this Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations of Spire’s pipeline, Spire’s preliminary results for the six months ended June 30, 2021 and updated guidance for fiscal year 2021, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, the net proceeds from the Proposed Transaction, potential benefits of the Proposed Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and Spire. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations (including the expected and projected financial results for the six months ended June 30, 2021 and fiscal year 2021), both before and after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in the Prospectus under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or Spire’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor Spire presently know or that NavSight and Spire currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and Spire’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. NavSight and Spire anticipate that subsequent events and developments will cause NavSight’s and Spire’s assessments to change. However, while NavSight and Spire may elect to update these forward-looking statements at some point in the future, NavSight and Spire specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and Spire’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description

10.1	Second Amendment to Loan and Security Agreement by and among Spire Global, Inc., certain lender parties thereto, FP Credit Partners, L.P. as agent for the lenders, and certain of Spire’s subsidiaries as guarantors, dated as of August 5, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NavSight Holdings, Inc.
Date: August 9, 2021
	By:	/s/ Robert A. Coleman
	Name:	Robert A. Coleman
	Title:	Chief Executive Officer